Filed Pursuant to Rule 433

Registration Statement No. 333-233663

LEVERAGED INDEX RETURN NOTES® (LIRNs®)

LIRNs® Linked to a Basket of Three Commodities

Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately 2.5 years
Market Measure	An approximately equally weighted basket comprised of the WTI Crude Oil Futures Contract (Bloomberg symbol: “CL1”), the Copper Spot Price (Bloomberg symbol: “LOCADY”), and the Silver Spot Price (Bloomberg symbol: “SLVRLN”)
Payout Profile at Maturity	• [115% to 125%] leveraged upside exposure to increases in the Market Measure • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk
Threshold Value	100% of the Starting Value
Participation Rate	[115% to 125%], to be determined on the pricing date.
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, and are willing to take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000110465921083278/tm2118050d21_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 100% of the principal amount.
•	Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	Changes in the price of one of the Basket Components may be offset by changes in the prices of the other Basket Components.
•	Ownership of the notes will not entitle you to any rights with respect to any Basket Component or any related futures contracts.
•	Suspensions or disruptions of trading in any Basket Component and any related futures contracts may adversely affect the value of the notes.
•	Legal and regulatory changes could adversely affect the return on and value of your notes.
•	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.
•	The prices of the Basket Components may change unpredictably, affecting the value of your notes in unforeseeable ways.
•	Changes in exchange methodology related to a Basket Component may adversely affect the value of the notes prior to maturity.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-6.00%	$9.40	-6.00%
-3.00%	$9.70	-3.00%
0.00%(2)	$10.00	0.00%
10.00%	$11.25	12.50%
20.00%	$12.50	25.00%
30.00%	$13.75	37.50%
40.00%	$15.00	50.00%
50.00%	$16.25	62.50%
100.00%	$22.50	125.00%

(1)	The Redemption Amount per unit is based on the hypothetical Participation Rate.
(2)	This hypothetical percentage change corresponds to the Threshold Value.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should carefully read these documents and other documents that CIBC has filed with the SEC for more complete information about CIBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC's Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, MLPF&S or BofAS will arrange to send you these documents if you so request by calling toll-free at 1-800-294-1322.